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                                                                Exhibit 99(g)(3)

                 IN THE COURT CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


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TAAM ASSOCIATES, INC.

               Plaintiff,

               v.

JAMES F. CALVANO, ROBBIN L. AYERS,                   C.A. No. 16305-NC
JOHN FOWLER, BRIAN J. FITZPATRICK,
WILLIAM D. GUTH, SANFORD MILLER,
MONEYGRAM PAYMENT SERVICES, INC.,
and VIAD CORP.,
               Defendants.

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HARBOR FINANCE PARTNERS,
               Individually and on behalf
               of all others similarly situated,     C.A. No. 16306-NC


                              Plaintiff
                - against -

JAMES F. CALVANO, JOHN M. FOWLER,
ROBBIN L. AYERS, WILLIAM D. GUTH,
BRIAN J. FITZPATRICK, SANFORD
MILLER, and MONEYGRAM PAYMENT
SYSTEMS, INC.,
                Defendants.
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                         AMENDED CLASS ACTION COMPLAINT

         Plaintiffs, by their attorneys, allege upon personal knowledge as to their own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

         1. Plaintiffs bring this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of MoneyGram Payment Systems, Inc.
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("MoneyGram" or the "Company"), who are similarly situated, for injunctive and other appropriate relief. Plaintiffs seek to enjoin the consummation of a tender offer announced by Viad Corporation and its subsidiary, Pine Valley Acquisition Corporation ("PVAC"), (collectively "Viad") on April 6, 1998, pursuant to which Viad proposes to pay $17.00 for all of the outstanding MoneyGram Common Stock.

         2. The proposed transaction and the acts of the MoneyGram director defendants, as more particularly alleged herein, constitute a breach of defendants' fiduciary duties to plaintiffs and the class.

                                     PARTIES

         3. Plaintiffs each have been a continuous owner of shares of MoneyGram common stock at all relevant times described herein.

         4. Defendant MoneyGram is a corporation duly organized and existing under the laws of the State of Delaware, with its principal offices located at 7401 West Mansfield Avenue, Lakewood, Colorado. As of November 1, 1997, the Company had approximately 16,625,000 shares of common stock outstanding. MoneyGram's principal business is the electronic transfer of money which allows its customers to send money worldwide quickly.

         5. Defendant Viad Corporation is a Delaware Corporation with its principal place of business in Phoenix, Arizona. Viad is principally involved in preparing meals for airlines, operating restaurants, selling money orders and clearing drafts for credit unions and others.

         6. Defendant Pine Valley Acquisition Corporation is a Delaware corporation and a wholly-owned subsidiary of Viad Corporation.


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         7. Defendant James F. Calvano ("Calvano"), at all times material hereto, has been the Chief Executive Officer and Chairman of the Board of MoneyGram.

         8. Defendant John M. Fowler ("Fowler"), at all times material hereto has been an Executive Vice President, Chief Financial Officer, and a Director of MoneyGram.

         9. Defendant Robbin L. Ayers ("Ayers"), at all times material hereto has been an Executive Vice President, General Manager, and a Director of MoneyGram.

         10. William D. Guth, Brian J. Fitzpatrick, and Sanford Miller are Directors of MoneyGram.

         11. The individual defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company's shareholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company's shareholders.

                            CLASS ACTION ALLEGATIONS

         12. Plaintiffs bring this action individually on their own behalf and as a class action, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

         13. This action is properly maintainable as a class action because:


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                  (a) The Class is so numerous that joinder of all members is impracticable. There are hundreds of shareholders who hold the approximately 16,625,000 shares of MoneyGram common stock outstanding;

                  (b) There exist questions of law and fact common to all members of the Class, including, without limitation the following:

                           (i) whether the proposed transaction is grossly unfair to the stockholders of MoneyGram;

                           (ii) whether defendants wrongfully failed to maximize shareholder value through a meaningful auction or market check process;

                           (iii) whether defendants breached the fiduciary and other common law duties owed by them to plaintiffs and the members of the Class; and

                           (iv) whether plaintiffs and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

                  (c) Plaintiffs are members of the Class and are committed to prosecuting this action. Plaintiffs have retained competent counsel experienced in litigation of this nature. The claims of the plaintiffs are typical of the claims of other members of the Class, and plaintiffs have the same interests as the other members of the Class. Plaintiffs do not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiffs are adequate representatives of the Class; and


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                  (d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter to dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                  (e) The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

         14. On January 28, 1998, MoneyGram announced earnings for the fourth quarter ending December 31, 1997 that were substantially below analysts' estimates. The Company noted that the fourth-quarter results included charges for impairment reserves on certain under-performing agent contracts, entered into prior to 1996, with guaranteed minimum commission payments. Charges were also recorded for non-recurring expenses of converting MoneyGram operations, which had been conducted under licenses held by First Data Corporation in various state jurisdictions, to licenses issued directly to MoneyGram. Additionally, the Company also took reserves for miscellaneous asset write downs and other items. As a result of this temporary earnings downturn, the price of MoneyGram stock declined and does not reflect the intrinsic value of the Company.


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         15. On April 6, 1998, the Bloomberg news wire reported that MoneyGram and Viad had signed a definitive agreement whereby Viad would acquire MoneyGram in a transaction valued at $287 million.

         16. Pursuant to the proposed transaction, PVAC will commence a tender offer for all of MoneyGram's stock. Stockholders of MoneyGram will receive $17.00 per share in cash for each share of MoneyGram stock. The tender offer will be followed by a merger of PVAC into MoneyGram and MoneyGram will then become a wholly-owned subsidiary of Viad.

         17. Defendants have attempted to portray the Viad offer as fair to the Company's shareholders by claiming that the $17 per share offer represents 22.5 times analysts' projected earnings for 1998. However, this analysis is flawed and significantly undervalues the Company because, under Generally Accepted Accounting Principles ("GMP"), the Company's projected earnings do not reflect the value of the Company's $58 million deferred tax asset. Additionally, analysts' projections of the Company's earnings for 1998 are far from uniform. For example, James Marks of Credit Suisse First Boston estimates that the Company will achieve earnings per share of $1.31, which would reduce the price to earnings multiple on Viad's offer to 13.

         18. The Viad offer constitutes a premium of 9.2% over the unaffected trading price of MoneyGram stock on April 3, 1998, which is well-below the customary premium offered to shareholders in similar change-of-control transactions.

         19. The individual defendants prepared and on April 13, 1998, mailed to MoneyGram's shareholders a Solicitation\Recommendation Statement on Form 14D-9 filed with


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the Securities and Exchange Commission ("SEC") purportedly describing, inter alia, the merger transaction, the history of the negotiations between the companies, the opinion of MoneyGram's financial advisor and certain other purportedly relevant information.

         20. The 14D-9 fails to disclose material information necessary for MoneyGram's shareholders to make an informed decision. The 14D-9 does not provide a basis upon which shareholders can independently determine the value of the Company's stock and whether to tender their shares to Viad.

         21. The 14D-1 tender offer statement fails to include the Company's most recent operating results for the first quarter of 1998 ending March 31, 1998. MoneyGram shareholders are being asked to make an irrevocable decision regarding their investment in MoneyGram on the basis of incomplete information.

         22. Annexed to the 14D-9 is a copy of the fairness opinion issued by Morgan Stanley & Co. ("Morgan Stanley"). The fairness opinion lists various documents relied upon by Morgan Stanley, including "certain internal financial statements and other financial and operating data concerning MoneyGram prepared by the management of MoneyGram." None of this financial information is provided to shareholders in the 14D-9 or accounted for in the fairness opinion.

         23. Further, neither the 14D-9 nor the fairness opinion contains a discussion of the results of various financial analyses presumably performed by Morgan Stanley in determining the value of MoneyGram. In fact, there is no disclosure as what analyses were even performed other than a comparison to comparable companies (of which there is only one), a


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historical analysis of the Company's stock price, and a pro-forma analysis of a combined Viad/MoneyGram company (which does not even address the independent valuation of MoneyGram). There was no disclosure whether standard analyses such as discounted cash flow or comparable earnings analysis were performed or what the results of such analyses showed. Further, there is no dissuasion of what analyses Morgan Stanley deemed important and what other factors Morgan Stanley considered "appropriate" to evaluate.

         24. Accordingly, MoneyGram shareholders cannot determine from these materials the fair value of their shares, whether there was any deviation from standardized investment banking practices, and why the proposed transaction is purportedly fair.

         25. By entering into the merger agreement with Viad, the MoneyGram board of directors has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court.

         26. The defendants' fiduciary obligations a under such circumstance require them to:

                  (a) undertake an appropriate valuation of MoneyGram's net worth as a merger/acquisition candidate; and

                  (b) engage in a meaningful auction with third parties in an attempt to obtain the best value for MoneyGram's public shareholders.


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         27. Defendants have failed to properly value MoneyGram as a merger/acquisition candidate.

         28. On April 6, 1998, Gotham Partners, L.P., Gotham Partners II, L.P. and Gotham International Advisors, L.L.C. (collectively "Gotham"), which collectively control 31.03% of MoneyGram's outstanding stock, filed an SEC Form 13D objecting to the proposed transaction as being inadequate and valuing MoneyGram at a substantial discount to the fair market value of the Company.

         29. Gotham objected to the proposed transaction for the following reasons:

                  (a) The proposed transaction does not properly account for the Company's $58 million deferred tax asset;

                  (b) The proposed transaction does not reflect amortization charges as a result of the Company's separation from First Data Corporation and is not indicative of conditions under which new agent contracts are being signed; and

                  (c) The projections used by the Company are significantly lower than projections used by analysts following the Company.

         30. The proposed transaction further fails to account for the future growth of the money-transfer business segment, which, by the Company's and Viad's own estimates, is projected to grow 20-30% per year.

         31. On April 10, 1998, Weiss Peck & Greer LLC ("Weiss Peck"), which holds approximately 8.49% of MoneyGram's outstanding stock, filed a Form 13D with the SEC


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objecting to Viad's offer as being "inadequate" and characterizing the valuation performed by the Company as "superficial and inappropriate'.

         32. Weiss Peck objected to the proposed transaction for the following reasons:

                  (a) The proposed transaction fails to account for the significant non-cash expenses of the Company which result in a substantial understatement of the financial performance of the Company;

                  (b) The proposed transaction does not properly account for the Company s $58 million deferred tax asset;

                  (c) The valuation of the Company is based in part upon flawed analyst' earnings projections which vary greatly and are out-of-date considering that Moneygram's business has stabilized and transaction volumes have increased since late 1997;

                  (d) The domestic market segment which is dominated by Moneygram and only one other competitor has been growing at 20% annually;

                  (e) MoneyGram's international operations are growing at a more rapid rate than even its domestic business; and

                  (f) The Company has the ability through its internal cash holdings to finance its own growth without any additional cash infusion from its acquiror.

         33. Moreover, defendants have failed to maximize stockholder value through reliance on a flawed auction process whereby a third party bidder was excluded from the final round of negotiations. Consequently, defendants have not adequately considered other potential


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purchasers of MoneyGram in a manner designed to obtain the highest possible price for MoneyGram public stockholders.


         34. The consideration to be paid to the MoneyGram shareholders in the merger is grossly unfair, inadequate, and substantially below the fair or inherent value of the Company. The intrinsic value of the equity of MoneyGram is materially greater than the merger consideration taking into account MoneyGram's asset value, its expected growth, and the strength of its business segment.

         35. The proposed transaction has the effect of capping the market price of MoneyGram stock and will deny class members their right to share proportionately in the true value of MoneyGram's valuable assets, profitable business, and future growth in profit and earnings.

         36. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the Class, and will succeed in their plan to enrich themselves by excluding the Class from its fair proportionate share of MoneyGram's valuable assets and businesses, all to the irreparable harm of the Class.

         37. The plaintiffs and the Class have no adequate remedy of law.

         WHEREFORE, plaintiffs pray for judgment and relief as follows:

                  (a) declaring that this lawsuit is properly maintainable as a class action and certifying the plaintiffs as proper representatives of the Class;

                  (b) declaring that the defendants and each of them have committed or aided and abetted a gross abuse of trust and have breached their fiduciary duties to the plaintiffs and the other members of the Class;


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                  (c) preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating the proposed transaction;

                  (d) requiring defendants to place the Company up for auction and to conduct a market-check prior to completion of any transaction for the sale of the Company;

                  (e) in the event the proposed transaction is consummated, rescinding it and setting it aside;

                  (f) awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

                  (g) awarding plaintiffs and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

                  (h) granting such other and further relief as may be just and proper.


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Dated: April 14, 1998
                                                ROSENTHAL, MONHAIT,
                                                GROSS & GODDESS, P.A.



                                                By:  /s/ Norman M. Monhait
                                                    ----------------------------
                                                Suite 1401, Mellon Bank Center
                                                919 Market Street
                                                Wilmington, Delaware 19899-1070
                                                (302) 6564433
                                                Attorneys for Plaintiffs

OF COUNSEL:

BERNSTEIN LIEBHARD
& LIFSHITZ
274 Madison Avenue
New York, NY 10016
(212) 779-1414

WECHSLER HARWOOD
HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400


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                             CERTIFICATE OF SERVICE

         I, Norman M. Monhait, do hereby certify on this 15th day of April, 1998 that I caused two copies of the foregoing Notice of Filing and Amended Class Action Complaint to be served by hand delivery upon:

       All Defendants
       c/o The Corporation Trust Company
              1209 Orange Street
              Wilmington, DE 19801

                                                       /s/Norman M. Monhait
                                                       -------------------------
                                                          Norman M. Monhait


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